Exhibit 12.01
Portola Packaging, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(in thousands, except ratios)
For the years ended August 31, 2007, 2006, 2005, 2004 and 2003

	Year ended August 31,
	2007	2006	2005	2004	2003
Fixed Charges:

Interest expense	$17,966	$17,101	$16,439	$15,843	$12,544
Debt issuance costs	1,666	1,614	1,609	2,545	777
Rent expense	5,693	5,370	4,436	4,469	3,377
Total fixed costs	25,325	24,085	22,484	22,857	16,698
Add: Capitalized interest	—	—	—	176	—

Net fixed charges	25,325	24,085	22,484	23,033	16,698

Earnings:
Net income (loss)	(12,015)	(28,766)	(11,553)	(20,791)	(1,819)
Income tax provision	2,153	3,523	3,729	1,193	2,071
Net fixed charges	25,325	24,085	22,484	23,033	16,698

Total pre-tax earnings less fixed charges	15,463	(1,158)	14,660	3,435	16,950

Ratio of pre-tax earnings to fixed charges (1)	0.61	(0.05)	0.65	0.15	1.02

(1)	The amounts of the deficiency in pre-tax earnings available to cover fixed charges from a ratio of 1.0x (in thousands) are $9,862, $25,243, $7,824 and $19,598 for the years ended August 31, 2007, 2006, 2005 and 2004.